EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-85090, 333-108896, 333-110486 333-131315, 333-140174, 333-141640, 333-148747, 333-163196, 333-169389, 333-169491, 333-171912 and 333-178166 on Form F-3, and Nos. 33-80947, 333-06482, 333-11720, 333-83204, 333-107943, 333-117565, 333-138837, 333-147071, 333-153710, 333-166428, 333-174276 and 333-178167 on Form S-8, of our reports dated February 15, 2012, relating to the consolidated financial statements of Tower Semiconductor Ltd. (the "Company") and the effectiveness of the Company’s internal control over financial reporting, appearing in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011.

/s/ Brightman Almagor Zohar &Co

Brightman Almagor Zohar &Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
April 30, 2012